February 17, 2004
Our Ref. No. 200399956
Cantor Fitzgerald & Co.
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated February 11, 2004 requests our assurance that we would not recommend enforcement action to the Commission under Section 7 of the Investment Company Act of 1940 ("1940 Act") against Cantor Fitzgerald & Co. ("Cantor Fitzgerald"), trusts issuing depositary receipts, or the trustees of such trusts, if the Yield Underlying Participating Securities ("YUPS") program, as described below, is implemented without registration of the trusts as investment companies under the 1940 Act.

FACTS

You state that Cantor Fitzgerald, as initial depositor, will establish each YUPS trust[1] that will hold on behalf of receiptholders: (a) shares of common stock of a single issuer that is listed for trading on a national securities exchange or the Nasdaq National Market System ("Nasdaq NMS") (each, a "trading facility"), representing approximately 70% of the initial assets of the YUPS trust; and (b) zero-coupon U.S. Treasury securities ("STRIPS") maturing quarterly, representing approximately 30% of the initial assets of the YUPS trust.[2] You represent that each YUPS trust will issue and cancel receipts in round lots of 100, or integral multiples thereof, evidencing an entire and undivided interest in each of the deposited securities held by the YUPS trust for the benefit of receiptholders.

You state that the YUPS program is intended, and will be marketed, to provide receiptholders with an investment that integrates an equity investment with a stream of predictable income. You state that the YUPS program is intended to allow a receiptholder to: (a) hold a single, exchange-listed or Nasdaq-quoted instrument ("YUPS receipt") representing the receiptholder's beneficial ownership of the deposited securities; (b) maintain an ownership interest in each of the deposited securities represented by the YUPS receipts; (c) cancel his or her YUPS receipts to receive each of the deposited securities represented by the receipts; and (d) trade the YUPS receipts at a lower cost than the cost of trading each of the deposited securities separately.

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1 You state that each YUPS trust will be formed under a depositary trust agreement among: Bank of New York ("BONY"), a state-chartered U.S. bank that meets the standards as specified under Section 26(a)(1) of the 1940 Act, as trustee; Cantor Fitzgerald, as initial depositor; and other depositors and the investors in the YUPS program ("receiptholders"). You state that the term of a YUPS trust will be three years from the date of formation.

2 You represent that no YUPS trust will include securities that could not be purchased in open market transactions outside of the YUPS Program.

You state that the underlying equity securities to be held by a YUPS trust will be securities that are registered under Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"), and thus each equity issuer will be a public reporting company that is subject to the reporting, proxy, and other provisions of the Exchange Act. You further state that each equity security will qualify as an "actively-traded security" under Regulation M of the Exchange Act. Additionally, you state that each equity issuer of a security underlying each YUPS trust must: (a) be eligible to use Form S-3 or Form F-3 under the Securities Act of 1933 ("Securities Act"); and (b) meet the listing criteria that an issuer would have to meet in order to list equity-linked notes pursuant to exchange rules.[3]

You state that the STRIPS held by each YUPS trust will be U.S. Treasury securities, backed by the full faith and credit of the U.S. Treasury, that are eligible for stripping by banks, broker-dealers, and government securities dealers.[4] You state that the STRIPS that are selected for a YUPS trust will be 12 consecutive coupons, and that the selection of the coupons will be made mechanically based on the specific YUPS trust's life span. You assert that there is a large and active secondary market for STRIPS that is highly transparent and that real-time, intra-day yield and price information for STRIPS is available from broker-dealers, and through a number of electronic systems. In addition, you state that any trading facility on which a YUPS receipt is listed will provide on its website the current aggregate market price of the securities underlying a YUPS receipt. Accordingly, you represent that receiptholders will be able to compare the current valuation price to the last trade price of the YUPS receipt to determine whether to hold or surrender the YUPS receipt.

You state that each YUPS trust will be a single-purpose trust and will not engage in any business or activity other than holding the underlying securities, issuing and canceling receipts, distributing dividends and shareholder communications, and other activities as specifically enumerated in the depositary trust agreement. You state that each YUPS trust will function solely as a pass-through mechanism and hold securities only in a depositary capacity. You state that the YUPS receipts will be issued on a continuous basis as designated securities are deposited into or withdrawn from a YUPS trust.[5] You state that the trustee will not trade any of the deposited securities on behalf of the YUPS trust, but that each YUPS trust's assets can increase and decrease through in-kind deposits and withdrawals of the deposited securities and decrease through distributions of payments upon the maturity of the STRIPS.

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3 You state that the issuer of any equity security included in a YUPS trust will not be affiliated with Cantor Fitzgerald.

4 You state that when Treasury securities are stripped, each periodic interest payment and principal payment becomes a separate zero-coupon security.

5 You state that each YUPS trust will issue receipts in one or more global certificates that the trustee will deposit with the Depositary Trust Company.

You state that the trustee will hold the deposited securities for the benefit of receiptholders and maintain a record of the record owners of each round lot of 100 YUPS receipts and of the securities underlying the outstanding YUPS receipts.[6] You state that the deposited securities will not be considered to be assets of the trustee or Cantor Fitzgerald, except to the extent that either the trustee or Cantor Fitzgerald beneficially owns YUPS receipts. You state that the deposited securities would not be subject to any third-party claims against either the trustee or Cantor Fitzgerald. You also state that the trustee will pass through to receiptholders all shareholder communications[7] and all distributions that it receives on the underlying securities as promptly as possible.[8] You state that distributions will include any dividend payments and other cash or non-cash distributions that a YUPS trust receives from the issuer of the underlying equity security, as well as any distributions in connection with mergers or other significant corporate transactions relating to the underlying security, and will include the proceeds of the maturing STRIPS.[9] You state that the trustee will not invest any distributions before forwarding them to receiptholders.

You state that the offer and sale of YUPS receipts will be registered under the Securities Act.[10] You represent that each receiptholder will have all the same rights and privileges as if the receiptholder held the deposited securities directly. You represent that in the event that a claim arises against an issuer of deposited securities, a receiptholder will have the right to proceed against the issuer, without acting in concert with other receiptholders, to the same extent as if the receiptholder had purchased or held the issuer's securities outside of the YUPS program.

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6 In addition, you state that BONY, the trustee, will act as transfer agent with respect to transfers of the YUPS receipts.

7 You represent that to the extent that the YUPS receipts are held in street name, the trustee will deliver all shareholder communications to the record owners of the YUPS receipts who will in turn deliver them to the beneficial owners of the YUPS receipts.

8 You represent that to the extent that the YUPS receipts are held in street name, the trustee will make these distributions, generally within three days after the trust receives the distributions, to the record owners of the YUPS receipts who will in turn deliver the distributions to the beneficial owners of the YUPS receipts.

9 You state that the trustee will ensure that, to the extent practicable, each YUPS trust's record date will be the same as the record date fixed by the equity issuer associated with the particular YUPS trust and to the maturity date (the payment date) of each STRIPS component in the YUPS trust.

10 You state that the YUPS receipts will be listed for trading on a trading facility and registered under Section 12 of the Exchange Act.

You state that investors may acquire YUPS receipts by either purchasing YUPS receipts for cash in the initial offering, purchasing YUPS receipts for cash in the secondary market, or making an in-kind deposit of the required number of shares of common stock of the underlying issuer and STRIPS. You state that investors may only create, buy, sell, cancel, or trade YUPS receipts in round-lot amounts of 100 shares, or multiples thereof, and that no receiptholder is expected to receive a partial interest in any deposited security.[11] You also state that receiptholders may cancel their YUPS receipts and withdraw the deposited securities at any time.[12]

DISCUSSION

Section 7(b) of the 1940 Act generally prohibits any depositor or trustee of or underwriter for any investment company, organized or otherwise created under the laws of the United States or of a state, without a board of directors, from, among other things, offering, selling, or delivering after sale, any security or interest in a security unless the company is registered under the 1940 Act. You maintain that the YUPS trusts should not have to register as investment companies under the 1940 Act because each YUPS trust will function essentially as a pass-through mechanism by which receiptholders may enjoy the convenience of holding and trading deposited securities.

You contend that the staff has provided no-action assurances to receipt programs that are substantially similar to the YUPS program.[13] We disagree with this contention. We have not previously addressed a receipt program like Cantor Fitzgerald's that would involve a receipt representing an interest in both fixed-income securities and equity

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11 You state that a receiptholder could receive a partial interest in a security only under very limited circumstances, such as when the issuer of the equity securities that are deposited in a YUPS trust distributes to all receiptholders of its shares fractional interests on a whole share.

12 You state that there will be no charges on such withdrawals. You further state that a 1.00% underwriting fee will be imposed on all purchases of YUPS receipts (except for secondary market purchases) whether during the initial offering of YUPS receipts or when YUPS receipts are created through the deposit of securities with a trust. You state that no purchases or sales of YUPS receipts through the trust will be subject to any administrative charge.

13 You cite the following no-action letters: Merrill Lynch, Pierce, Fenner & Smith Incorporated (pub. avail. Sept. 3, 1999); Indosuez Asset Management Asia Limited (pub. avail. Feb. 14, 1997); Commonwealth Bank of Australia (pub. avail. Sept. 23, 1996); Robertson, Stephens & Company (pub. avail. March 13, 1993); CRT Government Securities, Ltd. (pub. avail. Aug. 4, 1992); Bear, Stearns & Co. (pub. avail. Jan. 28, 1992); Merrill Lynch, Pierce, Fenner & Smith Incorporated (pub. avail. Sept. 26, 1990); Financial Security Assurance, Inc. (pub. avail. March 30, 1988).

securities.[14] We believe that receipts evidencing ownership in equity securities that are registered under Section 12 of the Exchange Act and listed for trading on a national securities exchange or the Nasdaq NMS generally would provide receiptholders with transparency and liquidity in the underlying securities.[15] Receipts evidencing interests in fixed-income securities generally would not. We acknowledge, however, that the fixed-income securities to be included in the YUPS program are STRIPS that will have no credit risk because they will be backed by the full faith and credit of the United States Treasury. You also represent that there is a large and active secondary market for STRIPS that is highly transparent. In addition, you represent that the current aggregate market price of the securities underlying a YUPS receipt will be posted on the website of any trading facility that lists the YUPS receipt.

On the basis of the facts and representations contained in your letter, we would not recommend enforcement action to the Commission under Section 7(b) of the 1940 Act against Cantor Fitzgerald, any YUPS trust, or any trustee of a YUPS trust, if the YUPS program is implemented as described in your letter without registration of each

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[14] *See* Merrill Lynch, Pierce, Fenner & Smith Incorporated (pub. avail. Sept. 3, 1999) (public offer of receipts for underlying equity securities of multiple issuers that were registered under Section 12 of the Exchange Act and traded on a national securities exchange or the Nasdaq NMS), Robertson, Stephens & Company (pub. avail. Jan. 8, 1993) (private offer to qualified institutional buyers of receipts for underlying preferred stock of approximately seven issuers), and Central Utah Rural Impact Capital Corp. (pub. avail. Aug. 29, 1980) (public offer of receipts that were jointly issued by the municipalities that issued the underlying municipal securities). Each of the other letters that you cite (that are listed in footnote 12 above) involved a receipt representing an interest in a single underlying security of a single issuer. Please be aware that the positions that we took in each of those letters were based on the particular facts and representations set forth in each letter. Those positions should not be interpreted to extend beyond any of the facts and representations set forth therein.

[15] *See* Representation (k), Merrill Lynch, Pierce, Fenner & Smith Incorporated (pub. avail. Sept. 3, 1999). Price transparency and liquidity in the underlying securities allow investors to determine the correlation between the market price of a receipt and the aggregate market price of the underlying securities, and pursue the most cost-efficient method of acquiring and disposing the receipts. *Cf.* Section 22(d) of the Company Act and Rule 22c-1 thereunder (setting forth the pricing requirements for the purchase and sale of redeemable securities in transactions involving, among others, dealers in the securities). *See also Actively Managed Exchanged-Traded Funds*, Investment Company Act Release No. 25258 (Nov. 8, 2001) (discussing the importance of transparency and liquidity of the underlying securities, and how Section 22(d) and Rule 22c-1 apply to secondary market transactions in redeemable securities).

YUPS trust as an investment company.[16] Our position is based upon the facts and representations set forth in your letter, including your representations that:

(a) each round-lot of 100 YUPS receipts will represent a discrete, identifiable, and undivided beneficial ownership interest in specified securities held by a YUPS trust;

(b) each record owner's ownership interest in particular underlying securities will be identified and recorded by the trustee;

(c) beneficial owners of YUPS receipts will be permitted to withdraw the deposited securities from a YUPS trust at any time, without paying a transaction fee;

(d) in the event that a claim arises against an issuer of deposited securities, each beneficial owner of YUPS receipts will have the right to proceed against the issuer to the same extent as if the beneficial owner of YUPS receipts had purchased or held the issuer's securities outside of the YUPS program, and will not be required to act in concert with other beneficial owners or the trustee;

(e) the trustee will perform only clerical or ministerial services in connection with the YUPS program, and a YUPS trust's assets will not be otherwise actively managed;

(f) the trustee will pass through to the YUPS owners, as promptly as practicable after the trustee's or its agent's receipt, copies of all communications, proxy statements, and other materials that it receives from the issuers of the deposited securities;

(g) the trustee will pass through to the YUPS owners all distributions received from the issuers of the deposited securities as promptly as practicable, and the trustee will use its best efforts to ensure that, to the extent practicable, the record date set by a YUPS trust is the same as the record date set by the issuer of the deposited securities and to the maturity date of each STRIPS component in the YUPS trust;

(h) the trustee will be a state-chartered U.S. bank that meets the standards specified in Section 26(a)(1) of the 1940 Act;

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16 You do not ask for assurances, and we provide none, under Section 7 of the 1940 Act regarding any other receipt program involving the underlying securities of multiple issuers (*e.g.*, fixed-income securities of multiple issuers).

(i) the deposited securities will not be considered to be the assets of the trustee or Cantor Fitzgerald, and as a result, would not be subject to any third-party claims against the trustee or Cantor Fitzgerald (except to the extent that the trustee or Cantor Fitzgerald is itself a beneficial owner of YUPS receipts);

(j) the YUPS program will not be marketed as an investment company;

(k) the deposited securities for a YUPS trust will consist of the equity securities of a single issuer that are registered under Section 12 of the Exchange Act and will be listed for trading on a national securities exchange or the Nasdaq NMS, and U.S. Treasury STRIPS issued and backed by the full faith and credit of the United States Treasury;

(l) purchases of YUPS receipts through a YUPS trust will be subject to a underwriting fee of 1.00% or less and no administrative charges; and

(m) any national securities exchange or the Nasdaq NMS upon which a YUPS receipt will be listed for trading will post on its website the current aggregate market price of the securities underlying a YUPS receipt.

Because this position is based on all of the facts and representations made in your letter, you should note that any different facts or representations might require a different conclusion. Moreover, this response represents the Division's position on enforcement action only and does not express any legal conclusions on the legal issues presented.

Your request for confidential treatment under the Commission's Rule 81 (17 C.F.R. § 200.81) is granted until the earlier of: (i) 120 days from the date of the issuance of this response; or (ii) the date of any public disclosure of facts sufficient to reveal the information contained in your no-action request or this response.

Kenneth C. Fang
Senior Counsel

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

February 11, 2004

VIA HAND DELIVERY
Douglas Scheidt
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **Request for Confidential Treatment**

Dear Mr. Scheidt:

On behalf of our client Cantor Fitzgerald & Co. ("Cantor Fitzgerald"), we hereby request confidential treatment of (1) a no-action letter dated February 11, 2004, requesting the Division of Investment Management's no-action position concerning a proposed depositary receipts program called YUPS (the acronym for "Yield Underlying Participating Securities")[1] and (2) the Division's written response to the no-action letter, for a period of 120 days from the date of the Division's response.

We make this request under 17 CFR 200.81 and 200.83(c), and have made the same request to the Commission's Freedom of Information Act Officer. The letter and the Division's response, and the information contained therein, represent information that is privileged and confidential within the contemplation of the applicable provisions of the Freedom of Information Act ("FOIA"), particularly Section 552(b)(4) of the FOIA and the Commission's rules (17 CFR 200.80 and 200.83) implementing the FOIA, which provide that the Commission will generally not publish or make available to any person matters that are trade secrets or privileged or confidential commercial or financial information. Accordingly, on Cantor Fitzgerald's behalf, we request that the attached letter and the Division's response, and the information contained therein, be accorded confidential treatment pursuant to FOIA and the rules of the Commission implementing that Act, for the requested period.

Please call me at (202) 739-5662 if you have any questions concerning this matter.

Very truly yours,

Thomas S. Harman

cc: FOIA Office

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1 YUPS is a service mark owned by Cantor Fitzgerald.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

February 11, 2004

Investment Company Act of 1940
Section 7

FOIA Confidential Treatment Request

Douglas J. Scheidt, Esq.
Associate Director (Chief Counsel)
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 5-6
Washington, DC 20549

Re: Request for No-Action Relief Regarding YUPS Depositary Receipts Program

Dear Mr. Scheidt:

We are writing on behalf of our client Cantor Fitzgerald & Co. ("Cantor Fitzgerald") with respect to a proposed depositary receipts program called YUPS (the acronym for "Yield Underlying Participating Securities").[1] We respectfully request that you confirm that the Division will not recommend that the Commission take any enforcement action under Section 7 of the Investment Company Act of 1940 (the "1940 Act") against Cantor Fitzgerald, a trust formed to issue YUPS, or the trustee of such trust if the YUPS program is implemented without registration of the trust as an investment company under the Investment Company Act. Cantor Fitzgerald, as depositor, has filed a registration statement with the Commission registering the offer and sale of YUPS with respect to a yet-to-be named issuer on Form S-1 under the Securities Act of 1933 (the "Securities Act"). An application also has been made to list the YUPS on the American Stock Exchange.

Introduction

The YUPS program is intended to, and will be marketed as a means to, provide investors with a less costly way to buy, hold and sell an investment that integrates an equity investment with a stream of predictable income, and not as an investment company. Specifically, the program is intended to allow investors to: (i) hold a single, exchange-listed or Nasdaq-quoted instrument representing the investors' beneficial ownership of the deposited securities; (ii) maintain an ownership interest in each of the deposited securities represented by the YUPS, and cancel their YUPS to receive each of the deposited securities represented by the receipts; and (iii) trade the YUPS at a lower cost than the cost of trading each of the deposited securities separately.

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1 YUPS is a service mark owned by Cantor Fitzgerald.

The YUPS represent an undivided beneficial ownership interest in the securities held by an issuer trust on the holder's behalf. Each YUPS trust will be formed under a depositary trust agreement among Bank of New York ("BONY"), as trustee; Cantor Fitzgerald as initial depositor; and other depositors and the owners of the YUPS. The term of a YUPS trust will be three years from formation. Cantor Fitzgerald may determine, at the end of the term of a YUPS trust, that sufficient interest exists to create a new YUPS trust to hold the same equity security as held by the YUPS trust now terminating. In such instance Cantor Fitzgerald intends to impose a 1% underwriting fee on all purchases of YUPS, as discussed below, and this fee will be described in the subsequent trust's prospectus.

Each YUPS trust will hold (i) shares of common stock of a single issuer listed for trading on a national securities exchange or the Nasdaq National Market System, representing approximately 70% of the initial assets of the trust, and (ii) a series of zero-coupon U.S. Treasury Securities ("Treasury STRIPS") maturing quarterly during the term of the trust and representing approximately 30% of the initial assets of the trust. The trustee will not trade the deposited securities on behalf of the YUPS trust. However, the YUPS trust's assets may increase or decrease as a result of in-kind deposits and withdrawals of the deposited securities during the life of the YUPS trust, and will decrease as a result of distribution of payments upon maturity of the Treasury STRIPS.

The program is similar in operation to the HOLDRs Trusts sponsored by Merrill Lynch & Co., in which the HOLDRs securities issued by the HOLDRs Trust represent an undivided interest in the listed common shares of a number of unaffiliated issuers that are deposited in the trust. Unlike HOLDRs, a YUPS trust will hold the equity securities of only one public company, which in no instance will be affiliated with Cantor Fitzgerald, as well the zero-coupon Treasury Securities. As with the HOLDRs program, each YUPS trust will function solely as a pass-through mechanism and hold securities only in a depositary capacity. Each holder will have all the same rights and privileges as if the owner held the deposited securities directly.

Cantor Fitzgerald, as the depositor, will establish a trust that will hold, on behalf of investors in the YUPS program, shares of common stock representing a single issuer and Treasury STRIPS maturing quarterly during the term of the trust and representing approximately 30% of the initial assets of the trust. The trust will issue receipts to investors that represent the investors' discrete, identifiable, and undivided beneficial ownership interest in specified underlying shares of common stock and Treasury STRIPS, and the receipts are registered under the Securities Act. Investors may acquire receipts by either purchasing YUPS in the initial offering for cash,[2] making an in-kind deposit of the required number of shares of common stock of the underlying issuer and Treasury STRIPS with the trustee, or purchasing YUPS for cash in the secondary market. Purchases and sales of YUPS through the trust will not be subject to any administrative charges. As described in more detail below, investors may cancel their receipts and withdraw the underlying securities by delivering to the trustee a specified number of round lots of YUPS; no charges will be imposed on such a withdrawal. The YUPS program will not be marketed to investors as an investment company. An investor who decides to invest in the securities represented by a YUPS

[2] A 1.00% underwriting fee will be imposed on all purchases of YUPS, including those created subsequent to the initial offering, except for those purchased in the secondary market.

may either directly buy, hold, and sell each of the underlying securities outside of the program, or may purchase YUPS that represent the investor's interest in those underlying securities.

Cantor Fitzgerald will select the underlying equity security for a particular YUPS trust based on its assessment of market demand for a YUPS representing equity securities of a particular issuer. As discussed below, each equity issuer will be a public reporting company.

Equity securities

The underlying equity securities to be included in a particular YUPS trust will be equity securities listed for trading on a national securities exchange or the Nasdaq National Market System, and registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), and thus each equity issuer will be a public reporting company subject to the reporting, proxy and other provisions of the Exchange Act. The underlying equity securities to be included in a particular YUPS trust will qualify as "actively-traded securities" under Regulation M of the Securities Exchange Act of 1934, as amended, meaning that they will have average daily trading volume of at least $1 million and will be issued by an issuer whose common shares have a public float value of at least $150 million. In addition, each issuer of a security underlying YUPS must (1) be eligible to use Form S-3 or Form F-3 under the Securities Act for a primary offering of non-investment grade securities, or (2) meet the listing criteria an issuer would have to meet if the issuer were to list equity-linked notes pursuant to exchange rules such as American Stock Exchange Rule 107B. The YUPS themselves will be listed on an exchange or traded on the Nasdaq Stock Market and registered under Section 12 of the Exchange Act.

If a company terminates its reporting obligations, its securities as well as the Treasury STRIPS deposited in that YUPS trust will be distributed to receipt holders, and those equity securities will be removed from the list of securities eligible for deposit within the program. No YUPS trust will include securities that could not be purchased in open-market transactions outside of the YUPS program. A company will be removed from the program only if it terminates its reporting obligations or under another termination event described below under "Operation of the Program."

Treasury STRIPS

Treasury STRIPS are not originated by the Department of Treasury. Rather, the Treasury designates those Treasury securities that are eligible for stripping by banks, broker-dealers, and government securities dealers. When interest bearing Treasury securities are stripped on the books of the financial institution, each periodic interest payment and the principal payment becomes a separate zero coupon security. Each component has its own identifying number and can be held or traded separately. STRIPS are also called zero-coupon securities because the only time an investor receives a payment during the life of a STRIP is when it matures.

There is a large and active secondary market for STRIPS (*see, e.g.*, www.publicdebt.treas.gov). Many brokers and dealers make markets in these securities. Moreover, the market is highly transparent. Pricing is possible by reviewing the published quotations in financial publications such as The Wall Street Journal. Real-time, intraday yield and price information for Treasury STRIPS is available from broker-dealers, and through a number of subscription services such as GovPx, Inc., Bloomberg, Reuters, Bridge Information Systems, and Telerate. In addition, to provide additional transparency to holders of YUPS, any exchange or the Nasdaq Stock Market on which YUPS are listed or quoted will post on its website the current aggregate market price of the securities underlying a receipt. Investors will be able to compare the current valuation price to the last trade price and decide whether to hold or surrender their YUPS.

Treasury STRIPS are backed by the full faith and credit of the Treasury and do not present any credit risk. The STRIPS selected for a YUPS trust will be 12 consecutive coupons (one for each quarter the trust is in existence). The selection of these 12 consecutive coupons will be a mechanical process driven exclusively by the trust's life span, will occur at the trust's inception, and will not involve any portfolio management.

Operation of the Program

Under the program, investors may only create, buy, sell, cancel, or trade in the secondary market YUPS in a round lot amount or integral multiples thereof. Like common stock, 100 YUPS will equal a round lot. The transfer agent will not be permitted to transfer YUPS in less than round lot amounts.[3] Each round-lot of 100 YUPS will represent a discrete, identifiable and undivided beneficial ownership interest in specified deposited securities. The securities will be deposited into a trust to be formed under depositary trust agreement among Cantor Fitzgerald, as initial depositor, BONY, as trustee, and all holders and beneficial owners of the YUPS.

Each YUPS trust will be a single-purpose trust and will not engage in any business or activity other than holding the underlying securities, issuing and canceling receipts, distributing dividends and shareholder communications, and other activities incidental and necessary to carry on these duties, as specifically enumerated in the depositary trust agreement. The trust will issue receipts in one or more global certificates that the trustee will deposit with the Depositary Trust Company. The trust will issue and cancel receipts on a continuous basis as designated securities are deposited into or withdrawn from the trust.

Pursuant to the terms of the depositary trust agreement, the trustee will pass through to receipt holders all distributions it receives on the underlying securities as promptly as possible after the trust's receipt of the distributions (generally, within three business days of receipt). In accordance with the terms of the depositary trust agreement, the Trustee will ensure that, to the extent practicable, each trust's record dates will be the same as the record date fixed by the equity issuer associated with the particular YUPS trust and the maturity date (the payment date) of each Treasury STRIP in the YUPS trust. Distributions will include any dividend payments and other cash or non-cash distributions that the trust receives from the issuer of the underlying equity security, as well as other distributions in connection with mergers or other significant corporate transactions relating to the underlying security, and also will include the proceeds of the maturing Treasury STRIPS. The trustee will not invest the distributions

3 BONY will act as transfer agent with respect to transfers of YUPS.

before passing them on to receipt holders. Further, the depositary trust agreement provides that the trustee may only vote the underlying securities in accordance with voting instructions received from the receipt holders. The depositary trust agreement further provides that the trustee will forward as promptly as possible to receipt holders copies of all communications, proxy statements and other materials that the trust receives from issuers of the underlying securities (generally, within three business days of receipt).[4] Additionally, receipt holders have the right under the depositary trust agreement to withdraw the underlying securities at any time. These rights provide receipt holders with the same benefits to which they would be entitled if they held the underlying securities outside of the YUPS program.

As stated above, under the terms of the program a beneficial owner of a specified number of round-lots of 100 YUPS will have the right to request delivery of the owner's deposited securities from the trustee. In addition, each YUPS trust will distribute *all* deposited securities (or other assets, as described below) under the following circumstances (each, a "termination event"):

A. If the equity issuer associated with a particular YUPS no longer has a class of common stock registered under Section 12 of the Exchange Act, then its securities will no longer be eligible as deposited securities and the trustee will distribute the securities of that issuer to the owners of the YUPS as well as any STRIPS remaining.

B. If the SEC finds that the equity issuer associated with a particular YUPS is a company that should be registered as an investment company under the Investment Company Act, and the trustee has actual knowledge of the SEC finding, then the trustee will distribute the securities of that company as well as any STRIPS remaining to the owners of the receipts.

C. If the equity securities of the issuer associated with a particular YUPS are no longer outstanding as a result of a merger, consolidation, or other corporate event, the trustee will distribute the consideration paid by and received from the acquiring company to the beneficial owners of YUPS, along with any remaining STRIPS.

D. If the equity issuer's underlying securities are delisted from trading on a national securities exchange or Nasdaq and are not listed for trading on another national securities exchange or authorized for quotation on the Nasdaq National Market System within five business days from the date the these securities are delisted, then the trustee will distribute the securities of that company as well as any STRIPS remaining to the owners of the receipts.

E. The receipts of a particular YUPS program are delisted from the national securities exchange upon which they are listed and are not listed for trading on another national securities exchange or through Nasdaq within five business days from the date the YUPS are delisted.

F. The trustee resigns and no successor trustee is appointed within 60 days from the date the trustee provides notice of its intent to resign to the owners of the receipts.

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[4] Where YUPS are held in street name, the Trustee will deliver all distributions and shareholder communications to the record holders, who in turn will deliver distributions and all shareholder communications to the beneficial owners.

G. 50% of the owners of outstanding YUPS vote to dissolve and liquidate the trust.

H. If either Cantor Fitzgerald, as initial depositor, or the trustee determines, in its sole discretion, that legal or regulatory issues make early termination in the best interests of the beneficial owners of the YUPS.

If a termination event occurs, the trustee will distribute the deposited securities to the receipt holder as promptly as practicable following the occurrence of the termination event.

Legal Analysis

In a series of no-action and interpretive letters involving custodial receipt arrangements substantially similar to the YUPS program, the most recent of which addressed the status of the HOLDRs program, the Staff examined whether investors holding receipts in the program have interests or rights that differ from the interests or rights associated with holding the underlying securities directly.[5] In these letters, the Staff has considered the following factors, all of which the YUPS program meets:

(1) The receipt holders will have all the rights and privileges of owners of the underlying securities.

Each beneficial owner of YUPS will have all of the same rights and privileges as if the owner beneficially held the deposited securities outside the program. A YUPS represents only a convenience to the investor who wants to own equity securities of a particular issuer coupled with a stream of predictable income. Holding securities through a YUPS is not intended to change the owner's beneficial ownership interest in the individual securities represented by a YUPS. For example, an owner will have the right to instruct the trustee to vote the shares represented by a receipt, or may himself attend shareholder meetings. An owner also will receive dividends and other distributions on deposited shares, if any are declared and paid to the trustee by the issuer of a deposited security, as well as the proceeds of the maturing Treasury STRIPS. The trustee will provide any dividends, distributions and proceeds to owners as promptly as practicable following the trustee's receipt of the distribution. An owner will receive copies of all communications, proxy statements, and other materials received by the trustee or its agent that the owner would receive if it held the underlying securities directly. The trustee or its agent will provide these materials to the owners as promptly as practicable following the trustee's or its agent's receipt of these materials. For purposes of the federal income tax laws, a U.S. receipt holder will be treated as directly owning the deposited securities. But for the convenience provided by holding the

[5] *See* Merrill Lynch, Pierce, Fenner & Smith Incorporated, SEC No-Action Letter (Sept. 3, 1999); Indosuez Asset Management Asia Limited, SEC No-Action Letter (Feb. 14, 1997); Commonwealth Bank of Australia, SEC No-Action Letter (Sept. 23, 1996); Robertson, Stephens & Company, SEC No-Action Letter (March 13, 1993); CRT Government Securities, Ltd., SEC No-Action Letter (Aug. 4, 1992); Bear, Stearns & Co., SEC No-Action Letter (Jan. 28, 1992); Merrill Lynch, Pierce, Fenner & Smith Incorporated, SEC No-Action Letter (Sept. 26, 1990); Financial Security Assurance Inc., SEC No-Action Letter (Mar. 30, 1988).

deposited securities by means of the receipt, an owner's rights with respect to the deposited securities will not change.

(2) Each receipt represents the entire interest in the underlying security or securities, and holders of receipts will be permitted to withdraw the underlying securities from the receipt program at any time.

YUPS may be issued, held, traded and surrendered only in a round lot amount of 100 receipts and integral multiples thereof. A round lot of YUPS will represent an entire and undivided ownership interest in each of the deposited securities held by the trust for the benefit of the owners. Because YUPS will be issued and transferred only in round lot amounts, no owner of a YUPS is expected to receive a partial interest in any deposited security.[6] The trustee will maintain a record of the particular securities represented by each YUPS. An owner will have the right to withdraw the deposited securities represented by his or her YUPS upon request at any time by delivering a round lot of 100 YUPS, and integral multiples thereof, to the trustee. No transaction fees will be charged by the sponsor, trustee or trust on a withdrawal of deposited securities (unlike in the HOLDRs program). When the YUPS investor has withdrawn the securities underlying the YUPS, he or she may keep or dispose of any or all of the underlying securities at any time.

(3) Each receipt holder's ownership interest in particular underlying securities will be identified and recorded by the trustee.

The trustee will hold the securities for the benefit of the owners of the YUPS and will maintain a record of the record owner of each round lot of 100 YUPS and a record of the securities underlying those outstanding YUPS. By maintaining these records, the trustee will identify and record each record owner's ownership interest in particular underlying securities.

(4) Each receipt holder, as beneficial owner of the underlying securities, will have the right to bring an action against an issuer of the underlying securities, and will not be required to act in concert with other receipt holders or the trustee.

In the event that a claim arises against the issuer of a deposited security, a YUPS holder will have the right to proceed against the issuer to the same extent as if the holder had purchased or held the issuer's securities outside of the YUPS program. A YUPS holder will have the right to withdraw the securities from the YUPS program at any time and bring an action against the issuer of the security to the same extent as if the holder held the issuer's securities directly. The holder will not be required to act in concert either with other YUPS owners or the trustee.

(5) The trustee performs only clerical or ministerial services on behalf of the receipt holders.

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6 A YUPS holder could receive a partial interest in a security only under very limited circumstances, such as when the issuer of the equity securities associated with a particular YUPS trust distributes fractional interests on a whole share to all holders of its shares.

The YUPS trusts will not be actively managed. The trustee will perform only clerical and administrative functions, and will not make any investment decisions regarding the securities represented by a YUPS. The trustee will hold the securities for the benefit of the owners of YUPS and maintain a record of the record owners of the YUPS and of the securities underlying the outstanding YUPS. In addition, the trustee will act as transfer agent with respect to transfers of the YUPS. All of these tasks are nondiscretionary and ministerial.

(6) The trustee undertakes to notify receipt holders in the event of a default of an issuer of underlying securities, and will forward to the receipt holders copies of all communications from the issuers of the underlying securities.

The trustee or its agent will transmit to YUPS owners as promptly as practicable after the trustee's or its agent's receipt copies of all communications, proxy statements and other materials that it receives from the issuers of the deposited securities.

(7) The underlying securities will not be considered assets of the sponsoring firm or trustee bank.

The deposited securities and YUPS will not be considered the assets of Cantor Fitzgerald or BONY, except to the extent that the Cantor Fitzgerald or BONY itself beneficially owns YUPS and therefore is a beneficial owner of the particular securities underlying the YUPS. As a result, the deposited securities and YUPS (other than those YUPS beneficially owned by Cantor Fitzgerald or BONY) would not be subject to any third-party claims against Cantor Fitzgerald or BONY.

(8) The trustee will be a bank.

The trustee will be BONY, which is a state-chartered U.S. bank that is a member of the Federal Reserve system and meets the standards for a trustee specified in Section 26(a)(1) of the 1940 Act.

(9) Neither the trustee nor the sponsor additionally will guarantee or otherwise enhance the creditworthiness of the underlying securities.

The deposited securities, as well as the YUPS, will trade in the public markets in regular way secondary trading transactions on the floor of a national securities exchange or in the over-the-counter market. As noted above, an application has been made to list YUPS on the American Stock Exchange. In addition, Cantor Fitzgerald currently intends (although it is not obligated) to make a market in the YUPS. No owner of a YUPS will depend solely, or even primarily, upon anyone other than the specialist (or Nasdaq market maker) for trade, execution, or market liquidity. In addition, no party to a YUPS program will guarantee or otherwise enhance the creditworthiness of any deposited security or YUPS.

(10) Other factors are not present, such as remarketing agreements, that would require the investors to rely on the sponsor to obtain the benefit of their investment.

No such factors are present in the YUPS program.

In the absence of active management, and provided that a receipt holder has an undivided ownership interest in the underlying security or securities, as well as all of the rights and benefits that he or she would have if he or she held the underlying security or securities directly, it does not matter whether the receipt represents a single security, several securities of the same issuer, or several securities of different issuers.[7] The YUPS program is intended merely to offer a more convenient way for investors to purchase, hold, and transfer the underlying securities, and to hold an investment that integrates an equity investment with a stream of predictable income. There is no active management in the YUPS program.

As discussed above, except for a few minor differences (such as the absence of withdrawal and transaction fees) the YUPS program will operate similar to the manner in which the HOLDRs program operates. While HOLDRs involved a basket of equities, and YUPS involves a single equity and twelve Treasury STRIPS, this difference is not material to the analysis under the 1940 Act. No portfolio management activity occurs in connection with the STRIPS (the STRIPS present no credit issues), and the STRIPS are part of an extremely liquid Government securities market. Indeed, the Staff has granted no-action relief to custodial receipt programs that involved fixed income securities, such as CRT Government Securities, Ltd. (Treasury STRIPS and Resolution Funding Corporation STRIPS), Merrill Lynch, Pierce, Fenner & Smith, Inc. (municipal bonds), and Financial Security Assurance (municipal bonds).[8] The key aspect of a custodial receipt program such as the YUPS program is not the type of security or securities represented by the receipt, but whether the program operates as a convenience for investors, and whether investors have the unilateral right to surrender their receipt and receive the component securities.

The YUPS trusts should not each have to register as an investment company under the 1940 Act because each trust will function essentially as a pass-through mechanism by which investors may enjoy the convenience of holding and trading deposited securities through YUPS. Each trust will hold securities only in a depositary capacity, and each round lot of 100 YUPS will represent an entire and undivided ownership interest in each of the deposited securities held by the trust for the benefit of the owners. An owner may withdraw the deposited securities at any time by delivering to the trustee a specified number of round-lots of 100 YUPS, with no withdrawal fee. An owner of YUPS will have all of the same rights and privileges as if the owner held the deposited securities outside of the program. These rights and privileges include, among other things: (i) the right of an owner to attend shareholder meetings, or instruct the trustee to vote the shares represented by a receipt according to the owner's instructions; (ii) the right to receive any dividends or other distributions that are paid on deposited shares; (iii) the right to receive copies of communications, proxy statements, and other materials relating to the deposited shares; and (iv) the right at any time to withdraw the deposited securities and bring an action against an issuer of deposited securities. For purposes of the federal tax laws, an owner will be treated in the same manner as if the owner held the deposited securities directly. The trust will not be actively managed and the trustee will perform only clerical and administrative functions with respect to the trust.

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[7] Compare Robertson, Stephens & Company, SEC No-Action Letter (March 13, 1993) with CRT Government Securities, Ltd., SEC No-Action Letter (Aug. 4, 1992).

[8] CRT Government Securities, Merrill Lynch, and Financial Security Assurance, *supra* note 3.

Conclusion

For the reasons discussed above, we believe that the YUPS trusts should not have to register as investment companies under the 1940 Act. We further request confidential treatment pursuant to Section 200.81 and Section 200.83(c) of the SEC Commission's Rules of Practice until the earlier of (a) 120 days from the date of issuance of the no-action letter; or (b) the date of any public disclosure of facts sufficient to reveal the essence of the no-action request or the Commission's response. If you have any questions, please call me at (202) 739-5662 or Monica Parry at (202) 739-5692.

Very ~~truly~~ yours,

Thomas S. Harman